U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     Commission File No. 0-16061

                           NOTIFICATION OF LATE FILING


(Check  One):  [  X  ]  Form  10-K  [ ] Form 11-K   [ ] Form 20-F  [ ] Form 10-Q
[  ]  Form  N-SAR

For  Period  Ended:  June  30,  2002

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:  Not  Applicable

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

                                     Part I
                             Registrant Information

Full  Name  of  Registrant:  Criticare  Systems,  Inc.

Former  Name  if  Applicable:  Not  Applicable

Address  of  Principal  Executive  Office (Street and Number):  20925 Crossroads
Circle

City,  State  and  Zip  Code:  Waukesha,  WI  53186

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                                     Part II
                             Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The  reason  described  in  reasonable detail in Part III of this
     |         form  could  not  be  eliminated  without  unreasonable effort or
     |         expense;
     |
     |    (b)  The  subject  annual report, semiannual report, transition report
     |         on  Form  10-K,  Form  20-F,  Form 11-K or Form N-SAR, or portion
     |         thereof  will  be  filed  on or before the fifteenth calendar day
 [x] |         following  the  prescribed  due  date;  or  the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be  filed  on  or  before  the  fifth  calendar day following the
     |         prescribed  due  date;  and
     |
     |    (c)  The  accountant's  statement  or  other  exhibit required by Rule
     |         12b-25(c)  has  been  attached  if  applicable.

                                    Part III
                                    Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant could not file its annual report on Form 10-K for the year ended June 30, 2002 on the prescribed filing date for the following reasons:

               Due to demands on management's time and attention during September 2002, the Company has not been able to compile and complete all of the information necessary for the Form 10-K by September 30, 2002, the required filing date for the Company's annual report on Form 10-K, without unreasonable effort and expense.


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

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Michael  J.  Sallmann,  Vice  President  -  Finance       262-798-8282

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes   [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ]  Yes   [X]  No

     Criticare Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated  this  1st  day  of  October,  2002.

                                               CRITICARE  SYSTEMS,  INC.

                                               BY  /s/  Michael  J.  Sallmann
                                                  ----------------------------
                                                  Michael  J.  Sallmann,  Vice
                                                  President - Finance

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